KEYSPAN CORPORATION
One MetroTech Center
Brooklyn, New York 11201-3850
(718) 403-1000

June 23, 2006
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director

	Re:	KeySpan Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 1-14161
Dear Mr. Owings:
     KeySpan Corporation (the “Company”) sets forth below its response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the "Commission”) contained in the letter received by telecopy on June 1, 2006 (the “Comment Letter”), concerning the KeySpan Form 10-K for the fiscal year ended December 31, 2005, and the KeySpan Form 10-Q for the fiscal quarter ended March 31, 2006. For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by the response.
     We are enclosing five copies of this response letter. Page references included in responses to the Staff’s comments are to pages set forth in the edgarized version of either the Form 10-K or the Form 10-Q, as the case may be.
Form 10-K
Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 39
Earnings from Continuing Operations 2005 vs. 2004, page 40

Securities and Exchange Commission
Division of Corporate Finance
 June 23, 2006

1.	We note that you incurred $54.5 million in call premiums associated with 2004 debt redemptions. Please explain to us the rationale for initially deferring $8.6 million of this incurred cost. In this regard, we also note the $8.2 million write-off of previously deferred financing costs.
     The Company respectfully advises the Staff that in August 2004, KeySpan redeemed approximately $758 million of outstanding debt as follows: $700 million of KeySpan Corporation debt; $40 million of EnergyNorth Natural Gas (“EnergyNorth”) debt; and $18 million of Essex Gas Company debt.
     As reported in KeySpan’s 2004 and 2005 Form 10-K, KeySpan incurred $54.5 million in call premiums associated with these redemptions, of which $45.9 was expensed and recorded in other income and deductions on the Consolidated Statement of Income in 2004. The remaining amount of the call premiums were deferred for future recovery. Further, KeySpan wrote-off $8.2 million of remaining unamortized financing costs which were reflected in interest expense on the Consolidated Statement of Income in 2004.
     The $8.6 million of deferred call premiums related to costs incurred in redeeming all the then outstanding bonds of EnergyNorth, a wholly-owned KeySpan subsidiary. EnergyNorth is subject to SFAS 71 “Accounting for the Effects of Certain Types of Regulation.” Recovery of such costs is probable from EnergyNorth’s gas sales customers through its current EnergyNorth rate agreement with the New Hampshire Public Utility Commission (“NHPUC”), which has been effective since 1993, and therefore is properly subject to deferral.
     The write-off of $8.2 million of remaining unamortized financing costs relate to costs associated with KeySpan Corporation and Essex Gas Company, neither of which is subject to SFAS 71.
Note 1. Summary of Significant Accounting Policies, page 104
A. Organization of the Company, page 105
2.	You indicate that the availability of KEDNY and KEDLI to pay dividends to KeySpan is conditioned on the maintenance of a utility capital structure. Please advise us whether or not there are restricted net assets of your subsidiaries and equity method investees that exceed 25% of your consolidated net assets as defined in Rule 4-08(e)(3) of Regulation S-X. If the restricted assets exceed the 25% threshold, include the disclosures required

Securities and Exchange Commission
Division of Corporation Finance
 June 23, 2006

by Rule 4-08(e)(3) of Regulations S-X and Schedule I of Rule 5-04 of Regulation S-X.
     In accordance with the New York Public Service Commission Order and Settlement, Case 97-M-0567 (the “PSC Order”), the payment to KeySpan of dividends from KEDNY and KEDLI, as the case may be, would be restricted in the event that, for any twelve month period ending at the end of a calendar quarter, KEDNY’s average Total Debt (as defined below) exceeds 55% of its average Total Capital (as defined below), or KEDLI’s average Total Debt exceeds 58% of its average Total Capital, as the case may be.
     Should either KEDNY or KEDLI exceed such prescribed debt threshold, in accordance with the PSC Order, KEDNY or KEDLI, as the case may be, is restricted from increasing the level of dividend payments from the level of the dividend then in effect until such time as the debt threshold failure has been cured.
     The “Total Debt” of an entity means an amount equal to (i) long-term debt, plus (ii) notes payable (including current maturity of long-term debt), minus (iii) cash and cash equivalents, appearing on the consolidated balance sheet of that entity.
     The “Total Capital” of an entity means the sum of (i) Total Debt, (ii) common shareholder’s equity, and (iii) preferred stock, appearing on the consolidated balance sheet of that entity.
     Since the issuance of the PSC Order in February 1998, neither KEDNY nor KEDLI has ever exceeded its applicable Total Debt/Total Capital threshold. Specifically, as of December 31, 2005, KEDNY’s average Total Debt was 48.68% of its average Total Capital. Accordingly, KEDNY’s assets were not restricted as to the payment of dividends. In addition, as of December 31, 2005, KEDLI’s average Total Debt was 44.50% of its average Total Capital. Accordingly, KEDLI’s assets were not restricted as to the payment of dividends.
     Based on the foregoing, because the assets of KEDNY and KEDLI had no restriction in effect, as of December 31, 2005, neither KEDNY nor KEDLI had restricted net assets. Accordingly, the disclosure contemplated by Rule 4-08(e)(3) of Regulation S-X is not required.
C. Accounting for the Effects of Regulations, page 106
3.	Please tell us why your regulatory liability balance increased significantly. Describe the nature of the liability. Prospectively, you should include a

Securities and Exchange Commission
Division of Corporation Finance
 June 23, 2006

discussion relative to any material changes in regulatory liabilities in your discussion of liquidity in Management’s Discussion and Analysis.
     The Company respectfully advises the Staff that, as indicated on the Consolidated Balance Sheet, KeySpan’s Regulatory Liabilities at December 31, 2005 and 2004 were comprised of $761.7 million in 2005 and $570.4 million in 2004.
     Based on the foregoing, total regulatory liabilities increased $191.3 million in 2005 compared to 2004. The increase in regulatory liabilities was primarily due to an increase of $168 million associated with derivative financial instruments. As discussed in more detail in Note 8 to the Consolidated Financial Statements, “Hedging, Derivative Financial Instruments and Fair Values,” KeySpan uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its Gas Distribution operations. The accounting for these derivative instruments is subject to SFAS 71. Therefore, changes in the fair value of these derivatives are recorded as a regulatory asset or regulatory liability on the Consolidated Balance Sheet. Further, certain contracts for the physical purchase of natural gas associated with our regulated gas utilities are not exempt as normal purchases from the requirements of SFAS 133. Since these contracts are for the purchase of natural gas sold to regulated firm gas sales customers, the accounting for these contracts is also subject to SFAS 71. Therefore, changes in the fair value of these contracts are recorded as a regulatory asset or regulatory liability on the Consolidated Balance Sheet.
     At December 31, 2005, these derivative financial instruments and physically-settled commodity derivative contracts had a positive fair value to KeySpan of $175.4 million with an offsetting position recorded as a regulatory liability. The fair value of these derivative instruments increased in 2005 compared to 2004 primarily as a result of the increase in natural gas prices. When KeySpan receives settlement from its counterparties to derivative financial contracts the amount received is refunded to gas sales customers. If KeySpan is required to pay its counterparties to settle derivative financial contracts, the amount paid will be recovered from gas sales customers.
     As noted, the settlement of derivative financial transactions associated with KeySpan’s derivative financial instruments subject to SFAS 71 are collected from or refunded to firm gas sales customers. Therefore KeySpan believes that the settlement of these transactions is not a liquidity concern. Should the settlement of derivative financial transactions lead to liquidity concerns in the future, KeySpan will discuss the funding of settled derivative transactions in the liquidity section of Management’s Discussion and Analysis.
M. Earnings Per Share, page 115

Securities and Exchange Commission
Division of Corporation Finance
 June 23, 2006

4.	Note 5 indicates that on May 16, 2005 you issued 12.1 million shares of common stock related to the MEDS Equity conversion. Please explain to us how you included the MEDS Equity Units in your diluted earnings per share calculations. If you used the treasury stock method to compute dilution, explain why this was appropriate in light of the interest rate floor on the remarketed notes. Please tell us whether the notes also contained any interest rate ceilings upon remarketing. If you used the treasury stock method, tell us why the “if-converted” method of computing dilution was not deemed appropriate. We may have further comment.
     The treasury stock method was used to compute diluted earnings per share. Inclusion of the MEDS Equity Units under the “treasury stock” method had no impact on diluted EPS. KeySpan concluded, at the time of issuance, that a failed remarketing of the notes was remote. The interest rate floor on the notes was the same with respect to the tendered notes and the remarketed notes. We believe that this supports our conclusion that the possibility of a failed remarketing was remote. In fact, KeySpan was successful in remarketing the notes in 2005. Further, the treasury stock method was determined to be the appropriate method to calculate the potentially dilutive impact of the MEDS Equity Units, rather than the if-converted method, due to the fact that: (i) as part of the MEDS contract, the holders of the MEDS contracts were not required to surrender their notes at the time of remarketing, unless there was a failed remarketing, which was determined to be “remote” at issuance; and (ii) the originally issued six-year note was not a convertible debt instrument.
     Paragraph 51-53 of FAS 128 specifies that where options or warrants permit or require the tendering of debt or other securities of the issuer, it should be assumed that the “if converted” method applies, unless tendering cash would be more advantageous to the option holder and the contract so permits. In the latter case, the “treasury stock” method would apply. In this transaction, the holders of the notes were required to tender cash to settle the forward contracts in any case.
     Accordingly, based on the foregoing, we believe the use of the treasury stock method to calculate the potentially dilutive impact of the MEDS Equity Units is appropriate, and, as noted above, there was no impact to earnings per share associated with the MEDS Equity Units.
Note 2. Business Segments, page 122
5.	We note that you had material asset disposition related to Houston Exploration. Please indicate to us if this disposition was significant at the 10% level, which would have necessitated pro forma financial statements per

Securities and Exchange Commission
Division of Corporation Finance
 June 23, 2006

Article 11 of Regulation S-X. In this regard, please provide to us the tests of significance as required by Rule 1-02 (w) of Regulations S-X.
     The Company respectfully advises the Staff that on June 2, 2004, KeySpan exchanged 10.8 million shares of common stock of The Houston Exploration Company (“THEC”) for total proceeds of $449 million ($389 million in cash plus the value of all of Seneca-Upshur’s assets, previously a wholly owned subsidiary of THEC). This transaction reduced KeySpan’s interest in THEC from approximately 55% to the then current level of 23.5%. Subsequently, in light of a significant appreciation in the trading price of THEC stock, the Company determined to sell its remaining interest in THEC in November 2004. Each transaction was considered separate and distinct because, at the time of the June 2004 transaction, KeySpan had no plan or intention to sell its remaining 23.5% ownership interest in THEC.
     KeySpan reviewed its investment in THEC for pro-forma disclosure consideration at the time of the June 2, 2004 transaction and concluded that the reduction of ownership interest of THEC from 55% to 23.5% did not meet the pro-forma requirements of “disposal of a significant subsidiary.” KeySpan employed the following methods at June 2004 to reach this conclusion.
     The then most recent annual financial statements available at the time of the June 2004 transaction were for the year-ended December 31, 2003. At that time KeySpan owned approximately 55.3% of THEC and KeySpan had total consolidated assets of $14.6 billion. The total proceeds from the June 2004 transaction of $449 million, as noted above, was approximately 3% of KeySpan’s total consolidated assets. Also at that time, THEC had $1.5 billion of total assets. KeySpan’s proportionate share of the total assets of THEC was $834 million (55.3% of $1.5 billion), representing approximately 6% of KeySpan’s total assets. In both situations THEC does not meet the significant subsidiary test on an asset basis because, based on the foregoing, the June 2004 transaction did not involve the disposal of a significant subsidiary and the November 2004 transaction involved the sale of a smaller ownership interest (23.5% compared to 30.9%).
     The following analysis was performed by KeySpan for the earnings test.

Securities and Exchange Commission
Division of Corporation Finance
 June 23, 2006

		Twelve Months
		Ended
		December 31, 2003
		(In Thousands of Dollars)

THEC’s pretax income		$206,382
Seneca- Upshur’s pretax income retained by KeySpan		1,990

		204,392

KeySpan’s ownership interest sold		30.9%

Pretax earnings impact to KeySpan from sale		$63,178

Computation of KeySpan’s Consolidated Pretax Earnings

KeySpan’s consolidated pretax income (net income add back tax expense) as reported in the 2003 Form 10K		$701,492
Add back
Reported minority interest in THEC net of tax	57,055
THEC’s effective tax rate (35.04%)	0.6496

Pretax minority interest	87,831

Tax benefit included in KeySpan’s consolidated pretax income		30,776

KeySpan’s consolidated pretax income		$670,716

Percentage of KeySpan’s consolidated pretax income sold		9.4%

     Based on the above calculations, KeySpan concluded that each such partial sale of THEC did not involve the disposal of a significant subsidiary.
Note 4. Postretirement Benefits, page 128
6.	Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, it should be disclosed as an accounting policy.
     The Company respectfully advises the Staff that KeySpan’s calculated and reported value of plan assets is based on the year-end market value of those assets. KeySpan will make the following disclosure in its Summary of Significant Accounting Policies footnote in its next filing on Form 10-K — “KeySpan values its pension and other postretirement assets using the year-end market value of those assets.”

Securities and Exchange Commission
Division of Corporation Finance
 June 23, 2006

Note 7. Contractual Obligations, Financial Guarantees and Contingencies, page 138
7.	Please explain to us in detail whether your guarantee of the obligation for decommissioning of the Ravenswood Expansion constitutes continuing involvement pursuant to SFAS no. 98. We note your page 142 disclosure regarding your indirect obligation to decommission the facility. Accordingly, explain to us how you concluded that the transaction qualified for sale leaseback accounting treatment under paragraph 7 of SFAS no 98. Also advise as to the necessity of disclosure relative to continuing involvement as promulgated by paragraph 17 of SFAS no. 98. We may have further comment.
     The Company respectfully advises the Staff that in May 2004, KeySpan completed the construction and testing of a new 250 MW combined cycle generating facility at its existing Ravenswood facility site (the “Ravenswood Expansion”). The new facility has provided energy and capacity to the New York Independent System Operator (“NYISO”) energy market since June 2004, through the NYISO’s current auction process.
     KeySpan structured a leverage-lease financing arrangement for this facility. At the closing of the leasing transaction, the new facility was acquired by a non-affiliated owner-lessor from a KeySpan subsidiary and simultaneously leased back to that subsidiary.
     As noted in KeySpan’s Form 10-K for the year-ended December 31, 2005, KeySpan has guaranteed all payment and performance obligations of its subsidiary under the sale/leaseback transaction including future decommissioning costs. As to whether our obligation for decommissioning of the Ravenswood Expansion constitutes continuing involvement, KeySpan reviewed the relevant leasing documents at the time of the transaction, and concluded that the provisions in the leasing documents comply with the requirements of SFAS 98 and SFAS 66 with regard to continuing involvement.
     Prior to construction of the Ravenswood Expansion facility, KeySpan was required to obtain the approval of the New York State Board on Electric Generation, Siting and the Environment under Article 10 of the New York State Public Service Law in order to construct and operate the facility. Pursuant to this opinion and order, the certificate holder is required to decommission the facility at the end of its economic life or at the time of abandonment. The obligation to dismantle the facility, therefore, resides with the operator and certificate holder of the facility under Article 10 of the New York State Public Service Law. KeySpan, through its subsidiary, was and continues to be the certificate holder and operator of the facility, as well as the owner of the land that the facility is built on. KeySpan believes that this obligation of the operator of the facility is consistent with and part of a

Securities and Exchange Commission
Division of Corporation Finance
 June 23, 2006

normal leaseback relationship that involves the active use of the facility and does not constitute a prohibited form of continuing involvement.
     In addition, since KeySpan concluded that the decommissioning obligation did not constitute a prohibited form of continuing involvement, disclosure under paragraph 17 of SFAS no. 98 was not considered necessary.
Exhibits 31.1 and 31.2 Section 302 Certifications
1.	Please note that the certifications required by Rule 13a-14(a) must appear exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In future filings, please revise to omit “annual” from paragraphs 2 and 3. We note similar language in the Form 10-Q.
     In response to the Staff’s comment, KeySpan will make the appropriate revisions to its certification requirements disclosure in its next filed 10-Q and 10-K reports.
Form 10-Q for the fiscal quarter ended March 31, 2006
Item 4. Controls and Procedures
2.	Please confirm that your disclosure controls and procedures are effective at the reasonable assurance level, rather that stating that they are effective in accomplishing their objectives, and revise your disclosure in future filings.
     The Company respectfully advises the Staff that its controls and procedures are in fact effective at the reasonable assurance level. In response to the Staff’s comment, KeySpan will make the appropriate revisions to its disclosures in its next filed 10-Q and 10-K reports.
* * * * *

Securities and Exchange Commission
Division of Corporation Finance
 June 23, 2006

     The undersigned hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions concerning this letter to the undersigned at (718) 403-6904 or to Alfred C. Bereche, Associate General Counsel, at (516) 545-5028.

Very truly yours,
/s/ Theresa A. Balog
Theresa A. Balog
Vice President and Chief Accounting Officer

cc:	James Allegretto, Senior Assistant Chief Accountant Robert Babula, Staff Accountant Peggy Kim, Senior Staff Attorney